SECURITI 10027031 ON

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SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT AMERICAN INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 Metcalf Lane
(No. and Street)

Overland Park	Kansas	66202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards — 913-384-1800
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
(Name - *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110	Overland Park	Kansas	66202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-18-11

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

We have audited the accompanying statement of financial condition of **Great American Investors, Inc.** as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 9, 2010

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents		$ 281,282
Commissions receivable		19,537
Other receivables		6,433
Clearing deposits		20,193
Prepaid expenses		7,778
Total current assets		335,221
DEPRECIABLE ASSETS		
Office equipment		17,688
Accumulated depreciation		(17,688)
Net depreciable assets		-
OTHER ASSETS		
Investments - Marketable	209,830	
Investments - Restricted	17,258	227,089
TOTAL ASSETS		$ 562,310

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 435
Accrued payroll taxes and benefits	729
Commissions payable	124,992
Margin account	21,183
Total current liabilities	147,339
STOCKHOLDERS' EQUITY	
Common stock - 5,000 shares @ $5.00 par value	25,000
Retained earnings	398,127
Accumulated other comprehensive income (loss):	
Unrealized gain (loss) on securities	(8,156)
Total stockholders' equity	414,971
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 562,310

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commissions		$ 1,224,200
Interest & dividends		7,302
Realized gain (loss) on investments		1,437
Miscellaneous		42,041
Total revenues		1,274,981
DIRECT COSTS OF REVENUES		
Commissions	$ 878,108	
Clearing expenses	74,002	
Other charges	2,867	954,977
GROSS MARGIN		320,004
EXPENSES		
Salaries - Officer	57,000	
Salaries - Other	85,005	
Payroll taxes and employee benefits	12,124	
Depreciation	1,154	
Dues and subscriptions	3,399	
Licenses and fees	6,248	
Interest	1,828	
Insurance	2,081	
Office	2,024	
Postage	2,613	
Professional services	5,875	
Rent	24,300	
Telephone and utilities	5,487	
Travel	406	
Miscellaneous	14,627	
Total expenses		224,173
INCOME BEFORE INCOME TAXES		95,831
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 95,831

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 387,296	$ (27,471)
Additions	-	-	-
Distributions	-	(85,000)	-
COMPREHENSIVE INCOME			
Net income (loss)	-	95,831	
OTHER COMPREHENSIVE INCOME			
Unrealized gain (loss) on investments	-	-	19,315
BALANCE, END OF YEAR	$ 25,000	$ 398,127	$ (8,156)

The accompanying notes are an integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	95,831
Depreciation		1,154
(Gain) loss on sale of investments		(1,437)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		(20,834)
(Increase) decrease clearing deposits		322
(Increase) decrease in prepaid expenses		(6,028)
Increase (decrease) in accounts payable		(303)
Increase (decrease) in commissions payable		86,752
Increase (decrease) in margin account		(65,483)
Increase (decrease) in payroll liabilities		27
Net cash provided by operating activities		90,001
CASH USED BY INVESTING ACTIVITIES:		
Purchase of depreciable assets		(1,156)
Investment purchases		(93,049)
Proceeds from sale of investments		122,906
Net cash used by investing activities		28,701
CASH USED IN FINANCING ACTIVITIES:		
Shareholder distributions		(85,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		33,701
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		247,581
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	281,282

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Nature of the Business*

The Company was incorporated on April 5, 1991. The Company operates as a fully disclosed broker/dealer in Overland Park, Kansas. All customer cash balances and securities are carried by a clearing broker.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2009, the Company had no cash equivalents.

The Company maintains its cash balances, at times, in excess of insured limits. The Company has not experienced any losses from such practices. At December 31, 2009 the cash balances in excess of FDIC insured limits totaled approximately $33,000.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2009 are as follows:

Interest	$	1,828
Income taxes	$	--

D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2009 was $1,154.

E. *Comprehensive Income Reporting*

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2009, the Company had aggregate indebtedness of $147,339 and net capital of $348,818, which resulted in a ratio of .42 to 1 and a ratio requirement of less than its minimum requirement of $9,823. Therefore, at December 31, 2009, based on its minimum requirement, the Company had excess net capital of $338,995.

NOTE 5 INVESTMENTS

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities are recorded at fair market value if they have a readily determinable fair value. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet. Realized gains or losses on disposition and declines in value judged to be other than temporary will be included in income in the period the applicable loss occurs.

During 2008 the Company received a fee for their services in connection with the private placement of shares of convertible preferred stock and warrants, the Company received 8.2225 shares of Series A preferred stock at a stated value of $5,000 ($41,113) and 5,167 warrants to purchase an equal number of shares of common stock at an exercise price of $6.40 per share which will expire three years from the date of issuance. Under certain conditions, warrants to purchase up to 750 additional shares of the Company's common stock per unit may be issued. The preferred stock is redeemable by the issuer at any time and the holders are initially entitled to dividends at the rate of 8% per annum, subject to increase. During 2009 the preferred stock was converted into13, 052 shares of common stock, with a par value of $0.001. A preferred stock dividend of $4,146 was also received prior to the conversion.

Also during 2009, 2,684 shares of the same common stock as discussed above was issued, in lieu of cash, for the Company's participation in another private placement. The shares, in this case, have been restricted and may not be sold or offered for sale without an effective registration statement for the security under the Securities Act of 1934 or a satisfactory opinion that such registration is not required.

Investments at December 31, 2009 include marketable securities with a cost basis of $217,986 and a fair market value of $209,830, resulting in an unrealized loss of $8,156.

NOTE 6 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the Balance Sheet.

NOTE 7 LEASE COMMITMENT

The Company leases its office space in Mission, Kansas for a term of three years, beginning October 2007. The total rent expense for 2009 was $24,300.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Great American Investors, Inc. **as of: December 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 414,971	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			414,971	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 414,971	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 31,469	3540		
	B. Secured demand note delinquency	-	3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	31,469	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$ 383,502	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	-	3733		
	3. Options		3730		
	4. Other securities	-	3734		
	D. Undue Concentration	4,879	3650		
	E. Other (List)				
	GAI Stocks — 3636A	15,716	3736B		
	NASDAQ — 3736C	7,432	3736D		
	NEXXUS LIGHTING, INC — 3736E	6,657	3736F		
		29,805	3736	34,684	3740
10.	Net Capital			$ 348,818	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Great American investors, Inc.

as of December 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 18)			9,823	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			5,000	3758
13. Net capital requirement (greater of line 11 or 12)			9,823	3760
14. Excess net capital (line 10 less 13)			338,995	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18)			334,084	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			147,339	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Total aggregate indebtedness			147,339	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	42.24%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23. Net capital requirement (greater of line 21 or 22)		3760
24. Excess capital (line 10 less 23)		3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

SCHEDULE II

GREAT AMERICAN INVESTORS, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

SCHEDULE III

GREAT AMERICAN INVESTORS, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

In planning and performing our audit of the financial statements of **Great American Investors, Inc.** for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process pr report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Higdon & Hale
Certified Public Accountants
February 9, 2010

GREAT AMERICAN INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

CONTENTS

		Page
FACING PAGE		
INDEPENDENT AUDITOR'S REPORT		
EXHIBITS:		
A	Statement of Financial Condition	2
B	Statement of Income	3
C	Statement of Changes in Stockholder's Equity	4
D	Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS		6-7
SUPPLEMENTAL INFORMATION:		
SCHEDULE I		8-9
SCHEDULE II		10
SCHEDULE III		11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5		12-13